UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN SHOE COMPANY, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN SHOE COMPANY, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105

Brown Shoe Company, Inc. 401(k) Savings Plan

Financial Statements and Schedule

Years Ended December 31, 2009 and 2008

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Schedule
15
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
16
Signatures
17
Index to Exhibits

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Brown Shoe Company, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Brown Shoe Company, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence of supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

 /s/ Ernst & Young LLP
St. Louis, Missouri
June 28, 2010

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2009			December 31, 2008
	Non-Participant-Directed	Participant-Directed	Total	Non-Participant-Directed	Participant-Directed	Total

Investments – at fair value
Mutual funds	$–	$86,855,768	$86,855,768	$–	$76,748,677	$76,748,677
Brown Shoe Company, Inc. Stock Fund	25,307,625	–	25,307,625	19,182,405	–	19,182,405
Participant loans	–	2,782,946	2,782,946	–	3,033,577	3,033,577
Total investments	25,307,625	89,638,714	114,946,339	19,182,405	79,782,254	98,964,659
Cash	27,085	–	27,085	19,373	–	19,373
Accrued investment income	–	80,566	80,566	–	75,749	75,749
Excess contributions payable	–	(125,184)	(125,184)	–	(242,503)	(242,503)
Net assets available for benefits	$25,334,710	$89,594,096	$114,928,806	$19,201,778	$79,615,500	$98,817,278

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2009			Year Ended December 31, 2008
	Non-Participant-Directed	Participant-Directed	Total	Non-Participant-Directed	Participant-Directed	Total

Employer contributions	$3,321,443	$–	$3,321,443	$3,463,460	$–	$3,463,460
Employee contributions	–	7,652,315	7,652,315	–	7,976,042	7,976,042
Investment income	659,745	1,072,816	1,732,561	543,493	3,079,301	3,622,794
Interest income on loans	–	182,355	182,355	–	241,657	241,657
Net realized and unrealized gain (loss) on investments	4,892,253	17,055,126	21,947,379	(12,384,154)	(37,910,888)	(50,295,042)
Participant transfers	(901,154)	901,154	–	(1,317,227)	1,317,227	–
Withdrawals	(1,839,355)	(16,885,170)	(18,724,525)	(2,398,899)	(11,275,177)	(13,674,076)
Net change	6,132,932	9,978,596	16,111,528	(12,093,327)	(36,571,838)	(48,665,165)
Net assets available for benefits at beginning of year	19,201,778	79,615,500	98,817,278	31,295,105	116,187,338	147,482,443
Net assets available for benefits at end of year	$25,334,710	$89,594,096	$114,928,806	$19,201,778	$79,615,500	$98,817,278

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the Brown Shoe Company, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan that covers eligible salaried and hourly employees of Brown Shoe Company, Inc. (the “Company”) and affiliates who are age 21 or older. Salaried and hourly employees are eligible to participate in the Plan beginning in the month following the date of hire after eligibility requirements are met. Employees projected to earn compensation equal to or in excess of $90,000 (indexed according to IRS Code Section 414(q)) for the first 12-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have then completed at least 1,000 hours of employment. If, however, the employee was a former participant of the Plan who is re-employed, they will become a participant in the Plan on the date of re-employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants are allowed to contribute from two percent to 30 percent of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may allocate their eligible contributions and account balances among any of the investment fund choices offered by the Plan, other than the Brown Shoe Company, Inc. Stock Fund, in one percent increments.

The Company contributes 75 percent of the first two percent and 50 percent of the next four percent of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock within the Brown Shoe Company, Inc Stock Fund.

Contributions of participants and matching Company contributions are remitted by the Company to the trustee on a biweekly basis. Contributions are subject to applicable limitations. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon occurs if: (1) the participant’s employment is terminated on account of their death, (2) the participant’s employment is terminated on account of their disability, (3) the participant completes at least three years of service with the Company, (4) the participant’s employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee. Forfeitures of non-vested Company matching contributions plus actual earnings thereon are used to reduce future Company contributions. During the year ended December 31, 2009 and 2008, approximately $66,000 and $12,000, respectively, of forfeitures were realized and will be used to reduce future employer contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment fund choices offered by the Plan, other than the Brown Shoe Company, Inc. Stock Fund, in one percent increments. The investment options are trusteed mutual funds.

Participant Loans

Participants may borrow from their fund accounts, excluding employer matching contributions held in the Brown Shoe Company, Inc. Stock Fund, a minimum of $1,000 up to a maximum of: (1) $50,000, adjusted for loan activity in the prior twelve months, or (2) 50 percent of the participant’s account balance, whichever is less. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with current lending rates and are fixed for the term of the loan. Effective for loans initiated after April 1, 2007, the Plan will charge a monthly fee per loan to the participant’s account for each month that a loan is outstanding. Principal, fees and interest are paid ratably through payroll deductions; however, the participant may prepay the entire amount of the loan in one lump sum at any time.

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements (continued)

Participant Transfers

Participants may transfer their existing account balances, excluding the matching contribution amounts received, in one percent increments among investment fund choices offered by the Plan (other than the Brown Shoe Company, Inc. Stock Fund) daily. Participants who have completed at least three years of service may transfer their matching contribution amounts received in one percent increments out of the Brown Shoe Company, Inc. Stock Fund and into any other investment fund choices offered by the Plan daily.

Participant transfers totaled $901,154 and $1,317,227 in 2009 and 2008, respectively.

Payment of Benefits

Hardship
Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship as defined by the Plan that cannot otherwise be relieved. The minimum hardship withdrawal a participant may make is $1,000.

Termination of Service
Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Certain participants who were included by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.

Retirement
The participant must begin to receive their benefits from the Plan no later than the April 1 following the calendar year in which occurs the later of the date they reach age 70 and a half and the date they terminate employment. If the participant is a five percent shareholder of the Company, they must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 and a half.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements (continued)

Plan Expenses

All expenses incurred in connection with the operation of the Plan are paid by the Plan’s sponsor with the exception of certain investment-related expenses, which are netted against investment earnings.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability.  The Plan distributed the excess contributions to the applicable participants prior to March 15, 2010.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements (continued)

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued a standard that defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This standard was effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance which amended earlier fair value guidance by delaying the effective date by one year for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Plan adopted the standard, as amended, for financial assets and financial liabilities at the beginning of 2008. The Plan adopted the guidance for non-financial assets and non-financial liabilities at the beginning of 2009. The adoption of guidance for non-financial assets and non-financial liabilities did not have an impact on the Plan’s financial statements.

In April 2009, the FASB issued guidance which amended earlier fair value guidance by providing additional guidance on (1) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, (2) circumstances that may indicate a transaction is not orderly and (3) defining major categories of debt and equity securities in meeting fair value disclosure requirements. The guidance is effective for reporting periods ending after June 15, 2009.  The Plan adopted the guidance in 2009, which did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued guidance which amended earlier fair value guidance to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of certain investments within the scope of this guidance based on each investment’s NAV. In addition, as a result of adopting the guidance, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of the guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements (continued)

In January 2010, the FASB issued guidance which amended earlier fair value guidance by requiring more extensive disclosures about (1) transfers in and out of Levels 1 and 2, (2) activity in Level 3 fair value measurements, (3) different classes of assets and liabilities measured at fair value and (4) the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  The guidance is effective for interim or annual reporting periods beginning after December 15, 2009, except for certain disclosures applicable to Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Accordingly, the Plan will adopt the guidance in 2010. Plan management is currently evaluating the effects, if any, that the adoption of this guidance will have on the Plan’s financial statements. See Note 4 to the financial statements for additional information related to fair value measurements.

3. Investments

During 2009, the Plan’s investments, including investments purchased, sold as well as held during the year, appreciated in fair value by $21,947,379. During 2008, the Plan’s investments depreciated in fair value by $50,295,042.

	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2009
American Funds American Balanced Fund Class R4	$765,143	$5,195,908
American Funds EuroPacific Growth Fund Class R4	3,270,823	11,909,439
American Funds Growth Fund of America Class R4	2,311,501	9,443,425
Brown Shoe Company, Inc. Stock Fund	4,892,253	25,307,625
Dodge & Cox Stock Fund	4,854,663	21,165,044
PIMCO Total Return Admin Fund	1,766,060	14,001,217
Vanguard Institutional Index Fund	2,175,877	11,505,164
Vanguard Prime Money Market Fund	70,713	9,083,740
William Blair Small Cap Growth Fund Class I	1,840,346	4,551,831
Participant loans	–	2,782,946
	$21,947,379	$114,946,339

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements (continued)

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2008
American Funds American Balanced Fund Class R4	$(1,669,962)	$4,284,081
American Funds EuroPacific Growth Fund Class R4	(8,055,209)	9,960,460
American Funds Growth Fund of America Class R4	(4,529,459)	6,978,603
Brown Shoe Company, Inc. Stock Fund	(12,384,154)	19,182,405
Dodge & Cox Stock Fund	(16,237,005)	18,088,767
PIMCO Total Return Admin Fund	576,468	13,920,388
Vanguard Institutional Index Fund	(6,044,485)	9,415,143
Vanguard Prime Money Market Fund	286,384	11,601,073
William Blair Small Cap Growth Fund Class I	(2,237,620)	2,500,162
Participant loans	–	3,033,577
	$(50,295,042)	$98,964,659

The fair value of individual investments that represent five percent or more of the Plan’s net assets is as follows:

	December 31
	2009	2008
American Funds EuroPacific Growth Fund Class R4	$11,909,439	$9,960,460
American Funds Growth Fund of America Class R4	9,443,425	6,978,603
Brown Shoe Company, Inc. Stock Fund* (2009 – 953,307 units; 2008 – 881,123 units)	25,307,625	19,182,405
Dodge & Cox Stock Fund	21,165,044	18,088,767
PIMCO Total Return Admin Fund	14,001,217	13,920,388
Vanguard Institutional Index Fund	11,505,164	9,415,143
Vanguard Prime Money Market Fund	9,083,740	11,601,073

*Non-participant-directed.

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements (continued)

The total non-participant-directed investments consist of the following:

	December 31
	2009	2008

Brown Shoe Company, Inc. Stock Fund	$25,307,625	$19,182,405

Non-participant-directed income includes $659,745 and $543,493 of dividends received by the Plan on Company stock for the years ended December 31, 2009 and 2008, respectively.

4. Fair Value Measurements

FASB guidance on fair value measurements and disclosures specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s own assumptions of market participant valuation (“unobservable inputs”). In accordance with the fair value guidance, the hierarchy is broken down into three levels based on the reliability of the inputs as follows:

·	Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

·
Level 2 – Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

·	Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.  The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements (continued)

The Plan’s mutual fund investments in the American Funds American Balanced Fund Class R4, American Funds Europacific Growth Fund Class R4, American Funds Growth Fund of America Class R4, Dodge & Cox Stock Fund, Vanguard Institutional Index Fund and William Blair Small Cap Growth Fund Class I are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency.

The Plan’s mutual fund investments in the PIMCO Total Return Admin Fund and Vanguard Prime Money Market Fund, as well as the Plan’s investment in the Brown Shoe Company, Inc. Stock Fund, are unitized funds classified within Level 2 of the fair value hierarchy because the fair values are estimated using the net asset value per unit based on vendor-quoted pricing for which inputs are observable. There are currently no redemption restrictions on these investments.

The Plan’s participant loans are classified within Level 3 of the fair value hierarchy because they are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements (continued)

The fair values of the Plan’s investments at December 31, 2009, by asset category are as follows:

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Investments:
Mutual Funds:
American Funds American Balanced Fund Class R4	$5,195,908	$5,195,908	$–	$–
American Funds EuroPacific Growth Fund Class R4	11,909,439	11,909,439	–	–
American Funds Growth Fund of America Class R4	9,443,425	9,443,425	–	–
Dodge & Cox Stock Fund	21,165,044	21,165,044	–	–
Vanguard Institutional Index Fund	11,505,164	11,505,164	–	–
William Blair Small Cap Growth Fund Class I	4,551,831	4,551,831	–	–
PIMCO Total Return Admin Fund	14,001,217	–	14,001,217	–
Vanguard Prime Money Market Fund	9,083,740	–	9,083,740	–
Brown Shoe Company, Inc. Stock Fund	25,307,625	–	25,307,625	–
Participant loans	2,782,946	–	–	2,782,946
Total investments	$114,946,339	$63,770,811	$48,392,582	$2,782,946

The following table sets forth changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3 Asset Gains and Losses Year Ended December 31, 2009

Balance, beginning of the year	$3,033,577
Issuances and settlements (net)	(250,631)
Balance, end of the year	$2,782,946

Brown Shoe Company, Inc. 401(k) Savings Plans

Notes to Financial Statements (continued)

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Schedule

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 43-0197190  Plan 006

December 31, 2009

No. of Shares/Units	Description	Cost**	Current Value

320,933	American Funds American Balanced Fund Class R4	$–	$5,195,908

315,733	American Funds EuroPacific Growth Fund Class R4		11,909,439

348,337	American Funds Growth Fund of America Class R4		9,443,425

953,307	Brown Shoe Company, Inc. Stock Fund*	47,118,864	25,307,625

220,148	Dodge & Cox Stock Fund		21,165,044

767,553	PIMCO Total Return Admin Fund		14,001,217

113,608	Vanguard Institutional Index Fund		11,505,164

843,528	Vanguard Prime Money Market Fund	8,840,974	9,083,740

220,534	William Blair Small Cap Growth Fund Class I		4,551,831

	Loan Account

	Participant loans, bearing interest at rates ranging from 4.25 percent to 10.50 percent with maturities through 2019		2,782,946

	Total investments (held at end of year)		$114,946,339
*Exempt party in interest to the Plan.
**Cost basis is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

Date: June 28, 2010	/s/ Mark E. Hood

Mark E. Hood
SeniorVice President and
Chief Financial Officer of
Brown Shoe Company, Inc. and
Member of the Administration Committee
under the Brown Shoe Company, Inc.
 401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm